Exhibit 99.1

May 6, 2009

bzibotic@vasogen.com

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Office	Autorité des marchés financiers
Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon
Registrar of Securities, Nunavut

Dear Sirs:

RE:           VASOGEN INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 6, 2009:

X	Proxy
X	Notice of Meeting/Information Circular
X	Supplemental Return Card

However, we have not mailed to shareholders in cases where on three consecutive occasions, Notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Christine Ristich
Associate Manager, Trust Central Services

pk/CM_Vasogen